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                                                                    EXHIBIT 2.01


                      ASSET PURCHASE AND LICENSE AGREEMENT


         THIS ASSET PURCHASE AND LICENSE AGREEMENT (THE "AGREEMENT"), dated and made effective as of September 1, 1998, is by and among SYSTEMSOFT CORPORATION, a Delaware corporation with its principal place of business at One Innovation Drive, Natick, Massachusetts 01760 ("SystemSoft"), and SYSTEMSOFT TAIWAN CORPORATION, a Massachusetts Corporation with its principal place of business at Room A, 9F, No. 170 Tun Hwa N. Rd., Taipei, Taiwan, R.O.C. ("Taiwan") (SystemSoft and Taiwan to be hereinafter the "Sellers", and individually a "Seller"); and INSYDE SOFTWARE, INC., a Delaware corporation with its principal place of business at One Innovation Drive, Natick, Massachusetts 01760 ("Purchaser"). This Agreement may also be referred to as the "License Agreement".


         WHEREAS, Sellers are engaged in the business of designing, engineering, writing, manufacturing and distributing low level computer software including source code and object code (the "Sellers' Business"); and

         WHEREAS, a portion of the Sellers' Business is the production and distribution of BIOS software, Keyboard Controller/embedded controller software, embedded and application-level power management software, system setup software, VGA BIOS, and ACPI software, all in source code and object code format, (the "BIOS Business"); and

         WHEREAS, the Purchaser desires to acquire from Sellers and Sellers desire to transfer to the Purchaser the BIOS Business and the assets used by Sellers in operation of the BIOS Business upon the terms and conditions contained in this Agreement; and

         WHEREAS, Sellers will retain all right, title and interest to its other businesses; and

         WHEREAS, the Purchaser desires to license from Sellers and Sellers desire to license to the Purchaser certain of its other software programs upon the terms and conditions contained in this Agreement: and

         WHEREAS, the principal terms and conditions of such transactions were documented and agreed to in a binding Letter of Understanding Agreement (the "Letter of Understanding") executed by representatives of the parties on August 25, 1998; and

         WHEREAS, the parties desire that this Agreement and a Representative Agreement shall supersede and replace all of the terms and conditions of the Letter of Understanding.

         NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, Purchaser and Sellers agree as follows:



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         1.       DEFINED TERMS. In this Agreement, capitalized terms shall have the following meanings:

                  (a)      (i)      "BIOS BUSINESS" shall mean the production
and distribution of BIOS software, Keyboard Controller/embedded controller software, embedded and application-level power management software, system setup software, VGA BIOS, and ACPI software, all in source code and object code format.

                           (ii)     "BOOKS AND RECORDS" shall mean each copy of
any book, computer disk, document, file, list, magnetic tape, record and other tangible item relating solely to the BIOS Business or customers or suppliers of, or any other Person having contracts or other business relationships with, Sellers that relate solely to the BIOS Business including, but not limited to, license labels, programmer reference material and programmer notebooks, machine readable copies of all support materials such as datasheets, contracts, pricing information, marketing materials, presentations, marketing plans, internet and intranet documents, advertising, trade show support materials, news releases, and pre-paid BIOS-related conference fees.

                  (b) "CUSTOMER CONTRACTS" shall mean each contract, whether oral or written, between any Seller and any other Person pursuant to which such Person has agreed to purchase or license Products, or be supplied with services relating to the BIOS Business and which is listed on Schedule 1(b).

                  (c) "EARN-OUT AMOUNT" shall mean the amounts to be paid by Purchaser to Sellers pursuant to Section 4(c) of this Agreement.

                  (d) "EARN-OUT LIMIT" shall mean $1,500,000 less any offset as permitted by Section 16(a) of this Agreement.

                  (e)      "EFFECTIVE DATE" shall mean September 1, 1998.

                  (f) "ENCUMBRANCES" shall mean any claim, lien, pledge, option, charge, easement, security interest, right-of-way, encumbrance or other right of any Person.

                  (g) "GOODWILL" shall mean the goodwill of Sellers associated with the name "SYSTEMSOFT BIOS" in the BIOS Business.

                  (h) "GOVERNMENTAL AUTHORITY" shall mean any federal, state, local or foreign government, or any political subdivision of any of the foregoing, or any court, agency or other entity, body, organization or group, exercising any executive, legislative, judicial, quasi-judicial, regulatory or administrative function of government or any supernational body (including the European Union).


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                  (i)      "INTELLECTUAL PROPERTY RIGHTS" shall mean each
copyright, issued or applied for patent, license, service mark, brand name, trademark, trade secret and other intellectual property right used by either Seller to publish and distribute, or otherwise relating to, the Products or other aspects of the BIOS Business as of the date of this Agreement, but not including any intellectual property right of SystemSoft used both in conjunction with the Products or the BIOS Business and with other SystemSoft products or services.

                  (j) "LICENSED PRODUCTS" shall mean those software products set out in Exhibit B.

                  (k) "LICENSED PROPERTY" shall mean each copyright, patent, license, service mark, brand name, trademark, trade secret and other intellectual property right used by either Seller both in conjunction with the Purchased Products or the BIOS Business and with other SystemSoft products or services.

                  (l) "PERMITS" shall mean each authorization, approval, consent, license and permit of Sellers that relates solely to the BIOS Business.

                  (m) "PERSON" shall mean any corporation, governmental authority, individual, limited liability company, partnership, trust or other entity.

                  (n) "PRODUCTS" shall mean Purchased Products and Licensed Products.

                  (o) "PURCHASED PRODUCTS" shall mean all source code, object code and various software, owned by SystemSoft and described in Exhibit A.

                  (p) "PURCHASE PRICE" shall mean the purchase price for the Purchased Assets and shall equal $2,085,200 reduced by the documented legal fees and disbursements of Purchaser's attorneys incurred in connection with the transactions contemplated by this Agreement, up to a maximum of $35,000, and shall be comprised of an initial payment of $585,200 PLUS (i) the Earn-Out Amount, and (ii) the Stock Amount.

                  (q) "PURCHASED ASSETS" shall mean all right, title and interest of Sellers in and to the following:

                           (1)      the Books and Records;

                           (2)      the Customer Contracts on Schedule 1(b);

                           (3)      the Goodwill;

                           (4)      the Intellectual Property Rights;

                           (5)      the Purchased Products;


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                           (6)      the Tangible Personal Property (as defined
                                    in Section 1(w)); and

                           (7)      the Permits.

                  (r) "PURCHASER RELATED AGREEMENTS" shall mean each agreement, instrument and other writing listed in Section 12 or 13 of this Agreement, or otherwise contemplated by this Agreement, to be executed by Purchaser.

                  (s) "REPRESENTATIVE" shall mean, with respect to a Person, any attorney, employee, officer, partner or other agent of such Person.

                  (t) "SELLER RELATED AGREEMENTS" shall mean each agreement, instrument and other writing listed in Section 12 or 13 of this Agreement, to be executed by Seller.

                  (u) "STOCK AMOUNT" shall mean that amount of the common stock of Purchaser (or its assignee under this Agreement) that is equal to five percent (5%) of all issued and outstanding common stock of Purchaser (or its assignee), not subject to dilution (except for stock options or stock issued to employees of Purchaser (and/or its assignee) in connection with the performance of services) until the contributed equity capital of Purchaser (and/or its assignee) exceeds $2 million.

                  (v) "SYSTEMSOFT CONTRACTS" shall mean the agreements with customers, whether written or oral, listed on Schedule 1(v), entered into by SystemSoft for certain non-recurring engineering work, support, maintenance and product upgrades.

                  (w) "TANGIBLE PERSONAL PROPERTY" shall mean all of the equipment, computers, telecommunication equipment, furniture and decoration items which are listed on Schedule 1(w) to this Agreement, including all of the equipment and physical assets of Taiwan.

                  (x) "THRESHOLD REVENUE AMOUNT" shall mean an amount equal to $5,000,000.

                  (y) "VACATION PAY AMOUNTS" shall mean the accrued but unpaid vacation pay due from Sellers to certain former employees of Sellers who have become employees of Purchaser.

         2. SALE OF ASSETS AND OPERATION OF BIOS BUSINESS. Subject to the terms and conditions set forth in this Agreement, Sellers shall assign, convey, deliver, sell and transfer to Purchaser, and Purchaser shall acquire from Sellers, the Purchased Assets, free and clear of all Encumbrances, effective as of the opening of business on the Effective Date. The parties agree that all revenues and expenses accrued in connection with the BIOS Business on or after the Effective Date shall be for the account of Purchaser, and that the BIOS Business has been



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operated for the benefit of Purchaser on and after the Effective Date.

         3. GRANT OF LICENSES. Subject to the terms and conditions set forth in this Agreement, Sellers do hereby (i) grant Purchaser a non-exclusive license to use and sublicense the Licensed Products and the Licensed Property for the sole purpose of facilitating the use, license, sublicense, and sale of the Purchased Products perpetually and anywhere in the world, and (ii) assign to Purchaser all of Sellers' right, title and interest in the Wang Laboratories irrevocable, paid-up license pertaining to the SystemSoft VGA BIOS. Both Buyer and Seller acknowledge that there is no retained copy of the agreement relating to this license. Seller warrants and represents and Purchaser hereby accepts such representation, that there has been no letter or other communication from Wang which would have the effect of putting the existence and/or validity of such a license in doubt. Purchaser hereby grants to Sellers a non-exclusive license to use PowerProfiler Win 95, solely for developing derivative works of PowerLast.

         4.       PURCHASE PRICE.

                  (a) GENERAL. Purchaser shall pay to Sellers, for the assignment, sale and transfer of the Purchased Assets, and the grant of a license to use the Licensed Products and the Licensed Property, an amount equal to the Purchase Price.

                  (b) CLOSING PAYMENT. At the Closing, Purchaser shall deliver to Sellers by certified check or wire transfer an amount equal to $647,700 ($585,200 as provided in Section 1(p) and $62,500 as provided in Section 5(c) of the Representative Agreement and License, as defined below), plus applicable Massachusetts sales tax, less the amount of the legal expenses of Purchaser to be reimbursed by Sellers under Section 16(e).

                  (c)      PAYMENT OF EARN-OUT AMOUNT.

                           (i)      The Earn-Out Amount to be paid by Purchaser
to the Sellers shall be equal to ten percent (10%) of the amount by which the collected revenue of the BIOS Business (not including revenue attributable to Licensed Products), not including taxes, insurance or shipping, received by the Purchaser in the aggregate after the Effective Date, exceeds the Threshold Revenue Amount. The amount due under this Paragraph (i) at any time shall be reduced by the amount of any payments previously made under Paragraph (ii) of this subsection.

                           (ii)     Providing that SystemSoft or its successors
or assigns do not withdraw from the PC Card and MobileAssist products marketplace, Purchaser shall pay Seller the following minimum earn-out payments thirty days after the end of each calendar quarter ending as follows:



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December 31, 1999 Quarter                   $75,000 shall be paid
March 31, 2000 Quarter                      $75,000 shall be paid
June 30, 2000 Quarter                       $75,000 shall be paid
September 30, 2000 Quarter                  $75,000 shall be paid
December 31, 2000 Quarter                   $100,000 shall be paid
All remaining quarters                      $100,000 until balance is paid

If Purchaser fails to make a scheduled payment, then it can cure such failure by making that payment within 90 days, unless Purchaser's payment has been more than 15 days late in two successive quarters. The sole and exclusive remedy of Sellers for Purchaser's failure to make any such scheduled payment within the cure period shall be as specified in Section 2 of the Representative Agreement and License. If following the end of any calendar quarter the amounts paid under Paragraph (i) exceed, in the aggregate, the amount that would otherwise by payable under this Paragraph (ii), no payment shall be due for such quarter under this Paragraph (ii).

                           (iii)    The incremental Earn-Out Amount due shall be
calculated quarterly and shall be remitted by the Purchaser to the Sellers no later than thirty (30) days after the end of each calendar quarter. The Earn-Out Amount shall be subject to the Purchaser's right to offset as provided for in
Section 16(a) of this Agreement.

                           (iv)     Notwithstanding the provisions of Paragraph
(ii) of this subsection, the aggregate Earn-Out Amount payable shall not exceed the Earn-Out Limit.

                  (d) ALLOCATION OF PURCHASE PRICE. The Purchase Price shall be allocated as follows: $85,200 to the Tangible Personal Property with the balance of the Purchase Price allocated to the Products, the Intellectual Property Rights and the Books and Records.

                  (e) PAYMENT OF STOCK AMOUNT. The common stock representing the Stock Amount shall be issued to SystemSoft as soon as practicable following the Closing but not later than July 1, 1999, and in compliance with the applicable rules and procedures of the jurisdiction or jurisdictions to which the issuer is subject.

                  (f) Within thirty days of the end of each quarter, Purchaser shall furnish the Seller with a report setting out each contract executed for the licensing of the Purchased Products or Licensed Products, the total revenue collected on such contracts, and the collected revenue allocated to Seller, during such preceding quarter.

                  (g) During the term of this Agreement, Purchaser agrees to keep all records and books of account and agrees to make all entries relating to the allocation of revenue as may be necessary to comply with generally accepted accounting principles and to accurately compute the allocation of revenue. Licensee shall retain such books and records during the term of this Agreement and for a period of three (3) years thereafter.




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                  (h)      Upon giving Purchaser fifteen (15) days prior written
notice, but not more often than semiannually, Seller may cause an audit to be made of the applicable records and books of account in order to verify statements issued by Purchaser and prompt adjustment shall be made to compensate for any errors or omissions disclosed by such audit unless such audit is disputed, in which case the dispute shall be resolved by arbitration. Any such audit shall be conducted by an independent certified public accountant (but not on a contingent fee basis) during regular business hours in such a manner as not to interfere with Purchaser's normal business activities. Seller shall pay for any such audit unless material discrepancies (underpayments in reported revenue due Seller of more than ten percent (10%)) are disclosed. If such audit discloses material discrepancies, Purchaser shall pay Seller the charges (fees and expenses) associated with the audit and Seller shall be entitled to conduct an additional audit within the same semiannual period.

         5. ASSUMED LIABILITIES. Purchaser shall assume and be liable to perform each of the Customer Contracts specified on Schedule 1(b) and the SystemSoft Contracts specified on Schedule 1(v). Purchaser shall assume the sole and complete responsibility for support of the BIOS Business required under such assumed Customer Contracts, including any related support of Toyo Microsystems, Inc. in Japan. Purchaser shall work with Seller both to terminate and resolve all remaining BIOS contracts of the Seller and to resolve any issues relating thereto. Other than such assumed Customer Contracts and SystemSoft Contracts, Purchaser is not, pursuant to this Agreement, assuming any indebtedness, liability or obligation of Sellers whatsoever.

         6. TAXES. Sellers shall pay all applicable transfer or other similar taxes, other than sales or use tax, imposed as a result of the transfer of the Purchased Assets or the grant of a license to use the Licensed Products or the Licensed Property pursuant to this Agreement, and any deficiency, interest or penalty with respect to such taxes.

         7. CLOSING. The closing of the transaction contemplated by this Agreement shall be held, at a date and time mutually agreed to by the parties, at the offices of SystemSoft, or any other place that Purchaser and Sellers shall mutually agree (the "Closing").

         8. REPRESENTATIONS AND WARRANTIES OF SELLERS. Each of the Sellers hereby, jointly and severally, represents and warrants to Purchaser as follows:

                  (a)      STATUS.

                           (i)      SystemSoft (1) is a corporation duly
incorporated, validly existing and in good standing under the laws of the State of Delaware, (2) has full power and authority to conduct its business as it is currently being conducted and to own and lease its assets and (3) is duly qualified to do business in, and in good standing under the laws of, Massachusetts, and of each jurisdiction in which such qualification is necessary under the applicable laws as a result of the conduct of its business and the ownership of its properties, except where the failure to qualify would not have a material adverse effect on the business or financial


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                                       8


statements of SystemSoft; and

                           (ii)     Taiwan (1) is a corporation duly
incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, (2) has full power and authority to conduct its business as it is currently being conducted and to own and lease its assets and
(3) is duly qualified to do business in, and in good standing under the laws of, The Republic of China, and each jurisdiction in which such qualification is necessary under the applicable laws as a result of the conduct of its business and the ownership of its properties, except where the failure to qualify would not have a material adverse effect on the business or financial statements of Taiwan.

                  (b) AUTHORIZATION. Sellers have all necessary power and authority and have taken all action necessary to execute, deliver and perform this Agreement and the Seller Related Agreements. The execution, delivery and performance of this Agreement have been duly authorized by the boards of directors and, if required, by the shareholders of Sellers.


                  (c) ENFORCEABLE. Each of this Agreement and the Seller Related Agreements has been duly executed and delivered by Sellers and constitutes a legal, valid and binding obligation of Sellers enforceable against Sellers in accordance with its terms, except that the validity, binding effect or enforceability of this Agreement or any of the Seller Related Agreements may be limited or otherwise affected by (i) any bankruptcy, insolvency or other similar law affecting the enforcement of creditors' rights and remedies generally or (ii) principles of equity.

                  (d) TITLE. Sellers shall assign, deliver, convey, sell and transfer to Purchaser at the Closing good and marketable title to the Purchased Assets, free and clear of all Encumbrances.

                  (e) NO CONFLICT OR VIOLATION. The execution, delivery and performance of this Agreement or any of the Seller Related Agreements shall not result in (i) a violation of or a conflict with any provision of the articles or certificate of incorporation or by-laws of Sellers, (ii) a breach of or a default under any provision of, or result in the acceleration of any obligations under any agreement, contract, indebtedness, encumbrance, commitment, license, franchise, permit, authorization or consent to which Sellers are a party or by which Sellers are bound, (iii) a violation by a Seller of any applicable law or any rule, order or judgment of any court or other governmental authority or (iv) the creation of any Encumbrance on any of the Purchased Assets.

                  (f) CONSENTS. No consent, approval or authorization of, or declaration, filing or registration with, any governmental authority or any other Person is required to be made or obtained by Sellers in connection with the execution, delivery and performance of this Agreement or any of the Seller Related Agreements.


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                  (g)      PROCEEDINGS. There is no claim, demand, action, suit,
litigation, dispute, order, writ, injunction, judgment, assessment, decree, grievance, arbitral action, investigation or proceeding pending or, to the knowledge of either Seller, threatened against or relating to the transactions contemplated by this Agreement or the Seller Related Agreement.

                  (h) TAXES. All taxes (including, but not limited to, income, property, sales, use, franchise, added value, withholding and social security taxes) imposed by any governmental authority or other taxing authority that are due or payable by Sellers, and all interest and penalties on such taxes, have been paid in full, except to the extent that a good faith dispute exists. Such disputes are now limited to compensation due employees upon termination and intercompany transfers of cash. All tax returns required to be filed are correct in all material respects and have been duly and timely filed. Neither Seller has received and no claim has been made within the last five (5) years by any Governmental Authority in a jurisdiction where either Seller does not file a tax return that it is or may be subject to taxation by that jurisdiction. All taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or third-party have been withheld. There are no Encumbrances on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any tax.

                  (i) NO CHANGES. Sellers have not encumbered or disposed of, or contracted to encumber or dispose of, any of the Purchased Assets.

                  (j) LITIGATION. To the Sellers' knowledge, except as provided on Schedule 8(j), there is neither any claim, action, suit, arbitration, investigation or other proceeding, nor any order, decree, injunction, judgment or writ, pending, in effect or, to the knowledge of Sellers, threatened, against or relating to the Purchased Assets, the BIOS Business, this Agreement, or the transactions contemplated by this Agreement.

                  (k) TANGIBLE PERSONAL PROPERTY AND PRODUCTS. The Tangible Personal Property is, taken as a whole, in reasonable working order and adequate for its intended use, ordinary wear and tear accepted.

                  (l) COMPLIANCE WITH LAWS. To the Sellers' knowledge, Sellers have complied with each law, rule, regulation, ordinance, order, injunction, judgment, decree and writ applicable to the Purchased Assets. Sellers have not received any notice to the effect that, or otherwise been advised that, Sellers are not in compliance with any applicable law, rule, regulation, ordinance, order, injunction, judgement, decree and writ applicable to the Purchased Assets, and Sellers have no reason to anticipate that any presently existing circumstances might result in any violation of any such law, rule, regulation, ordinance, order, injunction, judgement, decree or writ.

                  (m) INTELLECTUAL PROPERTY RIGHTS. Sellers have all right, title and interest (including, but not limited to, all copyrights, patents, service marks, trademarks and other intellectual property rights) in all the Intellectual Property Rights, Products, Licensed Products


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(except that the Sellers have an irrevocable, paid-up license for the VGA BIOS, and Licensed Property, and the design, manufacture, distribution or licensing of the Intellectual Property Rights, Products, Licensed Products or Licensed Property by Purchaser will not infringe any right, title or interest (including, but not limited to, any copyright, patent, service mark, trademark or other intellectual property right) of any Person in such Intellectual Property Rights, Products, Licensed Products of Licensed Property or other items. Sellers have delivered to Purchaser correct and complete copies of all patents, registrations, applications, licenses and agreements and all other written documentation evidencing ownership and prosecution (if applicable) of all the Intellectual Property Rights listed on Schedule 8(m) and of the Licensed Products and Licensed Property. Other than routine indemnities given to distributors, sales representatives, dealers and customers, neither Seller has any current obligation to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with any of the Intellectual Property Rights, Licensed Products, or Licensed Property. All items of Intellectual Property Rights are listed on Schedule 8(m).

                  (n) CUSTOMER CONTRACTS. To the best of Sellers' knowledge, Sellers have delivered true and correct copies of the Customer Contracts to Purchaser. Each of the Customer Contracts is enforceable against either or both of the Sellers and, to the knowledge of Sellers, each other party thereto, in accordance with its terms except as such enforcement may be limited by such other parties (i) bankruptcy, insolvency, reorganization, moratorium or similar law now or hereafter in effect relating to creditors' rights or (ii) the discretion of the appropriate court with respect to specific performance, injunctive relief or other terms of equitable remedies. Neither the Sellers nor, to the knowledge of Sellers, any other party to a Customer Contract, is in material default thereunder or in material breach thereof. To the knowledge of Sellers, there exist no event, occurrence, condition or act which constitutes or, with the giving of notice, the lapse of time or the happening of any future event or condition, would be become a material default by either Seller, or to the knowledge of Sellers, any other party under any Customer Contract.

                  (o) BUSINESS RECORDS. To Sellers' knowledge, no material records of accounts or other business records for the past five years relating to the BIOS business have been destroyed and all such records are available, upon request, from Sellers subject to the applicable requirements of the appropriate Governmental Authority and/or contractual prohibitions or limitations.

                  (p) NO BROKERS. Sellers have not entered into any agreement with any Person that will result in the obligation of Purchaser or Sellers to pay any finder's fee, brokerage commission or similar payment in connection with the transaction contemplated by this Agreement.

                  (q) MATERIAL MISSTATEMENTS OR OMISSIONS. None of the representations or warranties by Sellers in this Agreement contains any material untrue statement of fact or omits to state any fact necessary to make the statements or facts contained therein not misleading.



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                  (r)      SECURITIES LAW MATTERS.

                           (i)      SystemSoft is acquiring the stock
represented by the Stock Amount (the "Stock") pursuant to this Agreement for investment, for its own account, and not with a view to the sale or distribution of all or any part thereof. SystemSoft does not have any contract, agreement, undertaking or arrangement with any Person to sell, transfer or grant participations to such Person with respect to any of the Stock.

                           (ii)     SystemSoft is an "accredited investor" (as
defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission) and SystemSoft has such knowledge, skill and experience in business, financial and investment matters so that it is capable of evaluating the merits and risk of an investment in the Stock.

                           (iii)    SystemSoft acknowledges that the Stock will
be "restricted securities" under applicable federal securities laws, and, as such, that there are substantial restrictions on the transferability of the Stock; the Stock will not be, and the holders of the Stock will have no rights to require that the Stock be, registered under the Securities Act of 1933, as amended, except in a registration where other stock of the Purchaser is registered under the Securities Act of 1933, as amended; as a consequence, SystemSoft acknowledges that it must bear the economic risk of the investment in the Stock for an indefinite period of time.

         9. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Sellers as follows:

                  (a) STATUS. Purchaser (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (ii) has full power and authority to conduct its business which is presently being conducted and to own or lease its assets.

                  (b) AUTHORIZATION. Purchaser has all necessary corporate power and authority and has taken all corporate action necessary to execute, deliver and perform this Agreement and the Purchaser Related Agreements. The execution, delivery and performance of this Agreement and the Purchaser Related Agreements have been duly authorized by the board of directors of Purchaser.

                  (c) ENFORCEABLE. Each of this Agreement and the Purchaser Related Agreements has been duly executed and delivered by Purchaser and is a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except that the validity, binding effect or enforceability of this Agreement or any of the Purchaser Related Agreements may be limited or otherwise affected by (i) any bankruptcy, insolvency or other similar law affecting the enforcement of creditors' rights and remedies generally or (ii) principles of equity.



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                                       12


                  (d) NO CONFLICT OR VIOLATION. The execution, delivery and performance of this Agreement and each of the Purchaser Related Agreements shall not result in (i) a violation of or a conflict with any provision of the articles or certificate of incorporation or by-laws of Purchaser, (ii) a breach of, or a default under, any term or provision of any agreement to which Purchaser is a party or (iii) a violation of any applicable law, rule, order or judgment of any court or other governmental authority.

                  (e) CONSENTS. No consent, approval or authorization of, or declaration, filing or registration with, any governmental authority or any other Person is required to be made or obtained by Purchaser in connection with the execution, delivery and performance of this Agreement or any of the Purchaser Related Agreements.

                  (f) LITIGATION. There is neither any claim, action, suit, arbitration, investigation or other proceeding pending, nor any order, decree, injunctions, judgment or writ, whether pending, in effect or, to the knowledge of Purchaser, threatened, against or relating to Purchaser, this Agreement, any of the Purchaser Related Agreements or the transaction contemplated by this Agreement.

                  (g) NO BROKERS. Purchaser has not entered into any agreement with any Person that will result in the obligation of Purchaser or Sellers to pay any finder's fee, brokerage commission or similar payment in connection with the transaction contemplated by this Agreement.

                  (h) MATERIAL MISSTATEMENTS OR OMISSIONS. None of the representations or warranties by Purchaser in this Agreement contains any untrue statement of a fact or omits to state any fact necessary to make the statements or facts contained therein not misleading.

         10.      COVENANTS AND CONDUCT OF THE PARTIES PRIOR TO AND AT THE
CLOSING.

                  (a) OFFICE SPACE. Sellers shall take all necessary steps, actions and measures to provide the Purchaser with approximately 6,150 square feet of suitable and secure office space suitable for up to 30 people at SystemSoft's current office location in Natick, Massachusetts. This office space shall remain available to Purchaser until at least December 1, 1998, and on a month-to-month basis thereafter with rental payments being due on or before the first day of each month. Either party may terminate the use of this office space on or after December 1, 1998 by giving the other party at least sixty days written notice. Purchaser shall reimburse SystemSoft its actual lease costs for the use of this office space. Sellers shall also make available to Purchaser Taiwan's current location in Taiwan, on the same terms, except that Purchaser may terminate the use of this office space at any time by giving Sellers at least thirty days written notice.

                  (b) PRESS RELEASES. Except to the extent necessary to comply with Securities and Exchange Commission regulations, neither party shall issue any press release announcing, describing or any way relating to the transactions contemplated by this Agreement until such press release has been reviewed and consented to by the other party, provided that such consent shall not be unreasonably withheld or delayed.

                  (c) SECURITY INTEREST. At the Closing, Purchaser shall grant to Sellers pursuant to such documents and instruments prepared by counsel to Sellers as are reasonably acceptable to Purchaser a first position security interest in the Products (and all cash and non-cash proceeds thereof) securing payment by the Purchaser of the Earn-Out Amount, as such Earn-Out Amount may become due and owing hereunder.

         11.      COVENANTS AND CONDUCT OF THE PARTIES AFTER THE EFFECTIVE DATE.

                  (a)      EMPLOYMENT.

                           (i)      Purchaser may choose to offer employment to
any employee in Taiwan and to employees terminated by Sellers on or before August 31, 1998; provided, however, that Purchaser shall not have any obligation to make any such offer of employment. Nothing contained in this Section shall be construed to affect any right Purchaser may have after the Effective Date to terminate the employment of, or change the salary or benefits of, any employee at any time, whether or not covered by collective bargaining agreement, to the extent consistent with applicable law.

                           (ii)     Neither party shall solicit the employees of
the other party for a period of one year. Neither party shall disparage the other party publicly or privately in any manner whatsoever.

                           (iii)    Sellers shall be responsible for all accrued
but unpaid obligations to each employee of Sellers, and for providing all notices and other communications to employees of Sellers, that may be required under the Worker Adjustment and Retraining Notification Act or other applicable law, including without limitation the laws of the Republic of China. Purchaser shall assume no indebtedness, obligation or liability with respect to any employee of Sellers (including, but not limited to, any severance obligation, payroll or unemployment tax, or pension, profit-sharing, health insurance or other employee benefit liabilities).

                           (iv)     Sellers shall pay the Vacation Pay Amounts
due to each former employee of Sellers listed on Schedule 11(a)(iii), in the amounts listed on that Schedule.

                           (v)      No provision of this Agreement shall confer
upon any present or former employee of Sellers, any union, collective bargaining agent or other Person any right or remedy (including, but not limited to, any right to employment, or continued employment, for any specified period or any right to any particular benefit in connection with any employment) of any nature pursuant to or by reason of this Agreement.

                  (b)      NONCOMPETITION AND NONDISCLOSURE.

                           (i)      During the period beginning on the Effective
Date and ending ten (10) years after the Effective Date, except as a shareholder of Purchaser or its assignee, each Seller shall not, directly or indirectly, for its own account or as an agent, employee, officer, director, trustee, consultant or member, partner, shareholder or other equity holder of any Person, engage in any BIOS Business anywhere in the world, except that the parties recognize and acknowledge that SystemSoft will continue to engage in the marketing of application-level power management software. If SystemSoft is purchased by a Person actively conducting a BIOS Business, then this Paragraph shall not apply to such Person.

                           (ii)     During the period beginning on the Effective
Date and ending five (5) years after the Effective date, Sellers shall not disclose to any Person other than Purchaser any information concerning its marketing plans or strategies, pricing, customers, suppliers, technical data, development plans or strategies, or other business information pertaining to the BIOS Business, except as required by law. During the period beginning on the Effective Date and ending five (5) years after the Effective date, Purchaser shall not disclose to any Person any information concerning Seller's marketing plans or strategies, pricing, customers, suppliers, technical data, development plans or strategies, or other business information not related to the BIOS Business, except as required by law or by its duties under the Representative Agreement and License.

                           (iii)    Neither party shall disclose the financial
or business terms of this Agreement to any third party except under a non-disclosure agreement which obligates the receiving party to keep the terms of this Agreement confidential.

                  (c) COLLECTION OF ACCOUNTS RECEIVABLE. After the Effective Date, the Purchaser shall exercise its commercially reasonable efforts to cause the collection Sellers' accounts receivable as of the Effective Date which arose in Taiwan ("Taiwan Accounts Receivable") listed on Schedule 11(c). Sellers shall pay Purchaser 25% of the payments collected by the Sellers on any Taiwan Accounts Receivable, except for (i) the account receivable for Clevo wherefore the Sellers will pay Purchaser 40% of the payments collected in satisfaction of such receivable, and (ii) the account receivable for Featron, wherefore the Sellers will pay Purchaser 50% of the payments collected in satisfaction of such receivable. SystemSoft shall notify its customers of Purchaser's appointment as SystemSoft's agent for purposes of collecting the Taiwan Accounts Receivable. Sellers shall pay Purchaser the amounts specified under this Section 11(c) within five days of the receipt of the receivable payment involved. Purchaser shall have reasonable access to the books and records of Sellers to verify the payments due under this provision. Payments shall be made directly by the Customer into a lock box managed by Coopers and Lybrand or Seller's agent who shall have the authority to disperse such monies to Purchaser and Seller in accordance with the applicable percentages specified in this Section 11(c). Such disbursements shall take place within ten days of receipt.

                  (d) PAYMENT FOR SERVICES ON SYSTEMSOFT CONTRACTS. After the Effective Date, Purchaser shall invoice SystemSoft, on a monthly basis, for Purchaser's services in carrying out the SystemSoft Contracts that Purchaser has assumed in an aggregate amount equal to $152,200. Bills for all maintenance services under the assumed SystemSoft Contracts shall be rendered in four (4) equal monthly amounts, and payment of such bills shall be made in full by SystemSoft within fifteen (15) days of SystemSoft's receipt of each such bill, with payment of the final bill due no later than December 31, 1998. The remaining services under the assumed SystemSoft Contracts shall be completed by Purchaser and payment made in full by SystemSoft for such services on or as reasonably close to December 31, 1998 as possible, and in any event within fifteen (15) days of SystemSoft's receipt of each bill for such completed services. Such bills shall be certified by an officer of Purchaser.

                  (e)      TRANSITIONAL SERVICES.

                           (i)      ADMINISTRATIVE SERVICES. For a period of not
less than three months following the Effective Date, Sellers will provide Purchaser with such administrative and record keeping services as Purchaser may reasonably request as being necessary to facilitate the operation of the BIOS Business by Purchaser while Purchaser establishes its own administrative and record keeping services. Such services shall be performed at the level currently available.

                           (ii)     FINANCIAL AND MIS SERVICES. For a period of
not less than three months following the Effective Date, Sellers will provide Purchaser with such financial and management information system ("MIS") services as Purchaser may reasonably request as being necessary to facilitate the operation of the BIOS Business by Purchaser while Purchaser transitions to its own financial and MIS. Such services shall include payroll and employee benefits for the employees of Purchaser. Such services shall be performed at the level currently available.

                           (iii)    INFORMATION AND FILES. Sellers will provide
Purchaser with reasonable access to all information and files in Sellers's possession relating to the administrative and record keeping functions and the financial and MIS functions of the BIOS Business. Purchaser shall be permitted to make and retain such copies of such records as it may choose. Such services shall be performed at the level currently available.

                  (f) FURTHER ASSURANCES. After the Closing, the Purchaser and the Sellers each agree to take whatever further reasonable action is necessary and to execute whatever further documents, instruments of assignment, transfer, conveyance or authorization and agreements as may be reasonably requested by the Purchaser or by the Sellers in order to fulfill the intent of this Agreement.

                  (g) ACCESS TO INFORMATION. After the Closing, the Sellers agree to provide to Purchaser access at reasonable times (within 48 hours) and places to all items that would constitute Books and Records but for the fact that such items do not relate solely to the BIOS Business or to the associated items constituting Books and Records.

         12. CONDITIONS TO SELLERS OBLIGATIONS. The obligation of Sellers to consummate the transaction contemplated by this Agreement is subject, in the sole discretion of Sellers, to the satisfaction, on or prior to the Closing, of each of the following conditions (any of which may, in the sole discretion of Sellers, be waived in whole or in part):

                  (a) REPRESENTATIONS, WARRANTIES AND OBLIGATIONS. All representations and warranties of Purchaser contained in this Agreement shall be true and correct in all respects as of the Closing and Purchaser shall have performed all obligations to be performed by it as of the Closing pursuant to this Agreement.

                  (b) PERFORMANCE. All covenants, agreements and obligations and all conditions precedent on the part of the Purchaser to be performed hereunder or at or prior to the Closing shall have been dully performed and comply with in all material respects.

                  (c) CONSENTS. All approvals, consents, permits and waivers necessary for Purchasers to perform pursuant to this Agreement shall have been obtained.

                  (d) PURCHASE PRICE. Purchaser shall have delivered to Sellers the portion of the Purchase Price to be paid at the Closing pursuant to
Section 4(b) of this Agreement.

                  (e) ABSENCE OF INVESTIGATIONS AND PROCEEDINGS. No investigation, proceeding or action is pending which purports to challenge the validity of this Agreement or the consummation of the transactions contemplated hereby. No investigation, proceeding or action shall have been initiated by any government agency with respect to the acquisition or its legality under any antitrust law.

         13. CONDITIONS TO PURCHASER'S OBLIGATIONS. The obligation of Purchaser to consummate the transaction contemplated by this Agreement is subject, in the sole discretion of Purchaser, to the satisfaction, on or prior to the Closing, of each of the following conditions (any of which may, in the sole discretion of Purchaser, be waived in whole or in part):

                  (a) REPRESENTATIONS, WARRANTIES AND OBLIGATIONS. All representations and warranties of Sellers contained in this Agreement shall be true and correct in all respects as of the Closing, and Sellers shall have performed all obligations to be performed by them as of the Closing Date pursuant to this Agreement.

                  (b) CONSENTS. All approvals, consents, permits and waivers necessary for Sellers to transfer the Purchased Assets free and clear of any Encumbrances, and to grant a license to use the Licensed Products and Licensed Property, pursuant to this Agreement shall have been obtained.

                  (c) OPINION FROM COUNSEL. Purchaser shall receive a favorable opinion from counsel for Sellers, dated the date of the Closing and addressed to Purchaser.

                  (d) TRANSFER OF PURCHASED ASSETS AND GRANT OF LICENSE. The Sellers shall have transferred, delivered and set over possession of all the real and personal property (tangible and intangible) and records and other assets constituting the Purchased Assets, Licensed Products and the Licensed Property.

                  (e) ABSENCE OF INVESTIGATIONS AND PROCEEDINGS. No investigation, proceeding or action is pending which purports to challenge the validity of this Agreement or the consummation of the transactions contemplated hereby. No investigation, proceeding or action shall have been initiated by any government agency with respect to the acquisition or its legality under any antitrust law.

                  (f) SYSTEMSOFT STOCK OPTIONS. Seller shall have granted nonqualified options for the purchase of SystemSoft stock to the individuals and in the amounts specified in the Unanimous Written Consent of the Compensation Committee of SystemSoft dated August 31, 1998 which is attached hereto as
Schedule 13 (f). Such options shall contain the following provisions:

                           (i)      The exercise price for each option shall be
$0.625 per share of SystemSoft stock.

                           (ii)     The options shall be subject to a vesting
schedule pursuant to which twenty-five percent (25%) of each employee's options shall vest on each of December 1, 1998, March 1, 1999, June 1, 1999, and September 1, 1999, providing that the employee is employed full-time by Purchaser throughout the calendar quarter ending on each such relevant vesting date.

                           (iii)    Vested options shall be exercisable at any
time until ninety (90) days after the earlier of (1) December 31, 1999 or (2) the date on which the employee is no longer employed full-time by Purchaser, at which time unexercised options shall expire.

                           (iv)     All previously outstanding but unvested
SystemSoft options held by the affected employees shall be cancelled concurrent with the issuance of the options specified in this Section 13(f). Previously vested options shall remain exercisable until November 29, 1998.

                  (g) REPRESENTATIVE AGREEMENT AND LICENSE. Sellers shall have entered into an agreement, in form and substance satisfactory to Purchaser, pursuant to which Purchaser shall act as Sellers' sales representative in Asia, the Pacific, and Europe (the "Representative Agreement and License").

         14. SURVIVAL. All representations and warranties made by Sellers and Purchaser in this Agreement shall be true as of the Closing and shall survive the Closing. All obligations of Sellers and Purchaser pursuant to this Agreement shall survive the Closing and remain in effect until performed (including, but not limited to, the obligations of Sellers not to compete with Purchaser and to indemnify Purchaser pursuant to this Agreement).

         15.      INDEMNIFICATIONS.

                  (a) INDEMNIFICATION BY SELLERS. Each party shall, jointly and individually, indemnify and hold the other party harmless from and against each cost, damage, expense, loss, indebtedness, liability, deficiency or damage incurred by the other party (including, but not limited to, fees and disbursements of counsel to a party) (i) by reason of any warranty or representation given by a party in this Agreement being untrue or misleading in any material respect, (ii) for the failure of the Sellers to comply with the bulk sale transfer provisions of the Uniform Commercial Code, or (iii) arising from actions or omissions of the Sellers prior to the Effective Date with respect to the Customer Contracts, or with respect to any rule or requirement pertaining to persons employed by the Sellers anywhere in the world. The Purchaser's knowledge prior to the date of the Closing of any inaccuracy or breach of any representation, warranty, or covenant made or to be performed by either Seller under this Agreement shall not limit or affect Purchaser's right to indemnification under this Section.

                  (b) CLAIMS. Except as otherwise set forth in this Agreement, in order for Purchaser to be entitled to any indemnification provided in this Section, in connection with a claim made by any Person other than Purchaser, the Purchaser shall notify Sellers in writing of such claim promptly after receipt by the Purchaser of written notice of such claim.

         16.      MISCELLANEOUS.

                  (a) RIGHTS OF SET OFF. In addition to any other rights or remedies available to Purchaser or Sellers at law or in equity, (i) Purchaser may set off against payment of the Earn-Out Amount and of any amounts of any indebtedness, liability or obligation of Purchaser to Sellers, whether arising pursuant to this Agreement or the Representative Agreement and License, or otherwise, for any amount owing to Purchaser pursuant to this Agreement, the Representative Agreement and License, or otherwise, and (ii) Sellers may set off against payment of any indebtedness, liability or obligation of Sellers to Purchaser, whether arising pursuant to this Agreement or the Representative Agreement and License or otherwise, for any amount owing to Sellers pursuant to this Agreement, the Representative Agreement and License, or otherwise.

                  (b) NOTICES. Unless otherwise provided in this Agreement, any notice, request, instruction or other communication to be given pursuant to this Agreement shall be in writing and (i) delivered personally, (ii) mailed by certified mail, postage prepaid, return receipt requested or (iii) sent by telecopy, with a confirmation sent via one of the methods described in clause
(i) or (ii) of this sentence, as follows:

                  If to Purchaser, addressed to:

                  Insyde Software, Inc.
                  Attn: Jonathan Joseph
                  One Innovation Drive
                  Natick, Massachusetts 01760

                  With a copy to:

                  Hodgson, Russ, Andrews, Woods & Goodyear, LLP
                  Attn: Todd M. Joseph, Esq.
                  1800 One M & T Plaza
                  Buffalo, New York 14203
                  Telecopier: (716) 849-0349

                  If to Sellers, addressed to:

                  SystemSoft Corporation
                  One Innovation Drive
                  Natick, Massachusetts 01760

                  With a copy to:

                  ------------------------------

                  ------------------------------

                  ------------------------------

                  ------------------------------

Any party may designate in a writing to any other party any other address or telecopy number to which, and any other Person to whom or which a copy of, any such notice, request, instruction or other communication should be sent.

                  (c) APPLICABLE LAW. This Agreement shall be interpreted and the rights of the parties determined in accordance with the laws of the Commonwealth of Massachusetts, without regard to principles of conflicts of law.

                  (d) ASSIGNABILITY. This Agreement, and the rights and liabilities created by or arising under this Agreement (including, without limitation, the assets and BIOS Business acquired hereunder), shall be assignable by the Purchaser without the consent of either of the Sellers. In the event that within twelve months of the execution of this Agreement Purchaser assigns this Agreement to any party other than (i) Insyde Software Corp. (the Taiwan corporation that is the parent corporation of Purchaser) or (ii) a Person in which Purchaser or Insyde Software Corp. owns at least fifty percent (50%) of the capital or profits interests, then payment of any unpaid amount of the Earn-Out Amount, up to the Earn-Out Limit, shall become immediately due and payable. Upon an assignment and the assumption by the assignee of the Purchaser's obligations and liabilities hereunder, all of the rights, title, and interest of, and the liabilities and obligations of, the Purchaser created by or arising under this Agreement shall thereupon cease and be of no further force and effect whatsoever with respect to the Purchaser, and shall vest instead in Purchaser's assignee. This Agreement, and the rights and obligations created by or arising under this Agreement, may be assigned by the Sellers with the prior written approval of the Purchasers which approval shall not be unreasonably withheld.

                  (e) EXPENSES. Sellers shall pay the documented legal fees and disbursements of Purchaser's attorneys incurred in connection with the transactions contemplated by this Agreement, up to a maximum of $35,000. Except for such legal fees and disbursements of Purchaser's attorneys and as otherwise set forth in this Agreement, each of Sellers and Purchaser shall pay its own accounting and other expenses in connection with the transactions contemplated by this Agreement.

                  (f) HEADINGS. The headings of the sections of this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

                  (g) WAIVER. No failure of Sellers or Purchaser to require, and no delay by Sellers or Purchaser in requiring, the other to comply with any provision of this Agreement shall constitute a waiver of the right to require such compliance. No failure of Sellers or Purchaser to exercise, and no delay by Sellers or Purchaser in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by Sellers or Purchaser of any right or remedy under this Agreement shall be effective unless made in writing. Any waiver by Sellers or Purchaser of any right or remedy under this Agreement shall be limited to the specific instance and shall not constitute a waiver of such right or remedy in the future.

                  (h) BINDING. This Agreement shall be binding upon Sellers and Purchaser and upon each successor and assignee of Sellers and Purchaser and shall inure to the benefit of, and be enforceable by, Sellers and Purchaser and each successor and assignee of Sellers and Purchaser.

                  (i) ENTIRE AGREEMENT. This Agreement contains the entire agreement among Sellers and Purchaser with respect to the subject of this Agreement, and supersedes each course of conduct previously pursued, accepted or acquiesced in, and each oral or written agreement and representation previously made, by Sellers and Purchaser with respect thereto, whether or not relied or acted upon.

                  (j) MODIFICATION. No course of performance or other conduct hereafter pursued, accepted or acquiesced in, and no oral agreement or representation made in the future, by Sellers or Purchaser whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall modify or terminate this Agreement, impair or otherwise affect any obligation of Sellers or Purchaser pursuant to this Agreement or otherwise operate as a waiver of any such right or remedy. No modification of this Agreement or waiver of any such right or remedy shall be effective unless made in writing duly executed by Sellers and Purchaser.

                  (k) EXECUTION. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. Any party may execute this Agreement by facsimile signature and the other parties shall be entitled to rely on such facsimile signature as evidence that this Agreement has been duly executed by such party. Any party executing this Agreement by facsimile signature shall immediately forward to the other parties an original signature page by overnight mail; provided, however, that the failure to do so will not affect the binding effect of this Agreement on such party.


         IN WITNESS WHEREOF, Purchaser and Sellers have duly executed this Agreement as of the date indicated at the beginning of this Agreement.




                                   SYSTEMSOFT CORPORATION


                                   By /s/ Frank A. Sola,      CEO
                                      --------------------------------------
                                                              Title



                                   SYSTEMSOFT TAIWAN CORPORATION


                                   By /s/ Frank A. Sola,    President
                                      --------------------------------------
                                                              Title



                                   INSYDE SOFTWARE, INC.


                                   By /s/ Jonathan Joseph,  President
                                      --------------------------------------
                                                              Title

                                    EXHIBIT A
                               PURCHASED PRODUCTS


         1. All BIOS software, source code and object code, including (without limitation) the VGA BIOS; all system set up software, source code, and object code, except for the Licensed Products.

         2. All power management and smart battery software, source code and object code, except for the Licensed Products.

         3. All ACPI software, firmware and development tools, source code, and object code, including ACPI Builder.

         4. All keyboard controller/embedded controller software, source code, and object code;

         5.       Source code and object code versions of SystemProfiler (Win
                  SCU) and Smart Battery Software System.

         6.       Source code and object code versions of PowerProfiler Win 95.

         7. All tools, utilities, documentation and sales materials directly related to or used with all of the items above.

                                    EXHIBIT B
                                LICENSED PRODUCTS


         1. PowerProfiler II, Derivative of PowerLast, source code and object code.

         2.       PowerProfiler for Win NT, source code and object code.

         3. All CardBoot and flash disk BIOS extensions, source code and object code.

         4. All tools, utilities, documentation and sales materials directly related to or used with all of the items above.

                                  SCHEDULE 1(b)
                      CUSTOMER CONTRACTS PURCHASED/ASSUMED

                                  SCHEDULE 1(v)
                              SYSTEMSOFT CONTRACTS

                                  SCHEDULE 1(w)
                           TANGIBLE PERSONAL PROPERTY

                                  SCHEDULE 8(j)
                                   LITIGATION


      There is no claim, demand, action, suit, litigation, dispute, order, writ, injunction, judgment, assessment, decree, grievance, arbitral action, investigation or proceeding pending or, to the knowledge of either Seller, threatened against or relating to the transactions contemplated by this Agreement and/or the Representative and License Agreeemnt.

                                  SCHEDULE 8(m)
                          INTELLECTUAL PROPERTY RIGHTS


                     Trademark, Copyright and Patent Summary



Copyrights                  Trademarks           Patents
----------                  ----------           -------

PNP BIOS                    DMIView              System and Method for
PNP View                    PnP View             Providing Secure Access
Pentium BIOS                Battery Tracker      to a computer and Peripheral
PMSoft                                           Devices (Serial No. 08/823,859
PM View                                          filed 25 Mar 97)
Smart Battery
         Code
         Interface
Core BIOS derivative
PCI BIOS

                               SCHEDULE 11(a)(iii)
                              VACATION PAY AMOUNTS

                                 SCHEDULE 11(c)
                           TAIWAN ACCOUNTS RECEIVABLE

                                 SCHEDULE 13(f)
                            SYSTEMSOFT STOCK OPTIONS